UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission file number: 0-49807
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WGL Holdings, Inc.
101 Constitution Avenue, N.W.
Washington, D.C. 20080

Washington Gas Light Company Capital Appreciation Plan
For the Fiscal Year Ended December 31, 2008

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted from the Supplemental Schedule section of this report because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrators and Participants of
Washington Gas Light Company Capital Appreciation Plan
We have audited the accompanying statements of net assets available for benefits of the Washington Gas Light Company Capital Appreciation Plan (Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Mitchell & Titus, LLP
Washington, DC
June 29, 2009

Washington Gas Light Company Capital Appreciation Plan
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	2008	2007

Assets

Investments, at fair value:
Registered investment companies	$19,392,951	$32,963,972
Common/collective trust funds	7,189,900	10,432,327
Blended Stable Value Fund	14,522,396	—
SSgA PAR Fund	—	13,299,765
WGL Holdings, Inc. Common Stock Fund	11,379,688	11,016,824
Participant loans receivable	2,909,775	2,830,841

Total Investments	55,394,710	70,543,729

Receivables:
Employee contribution	180,662	—
Employer contribution	55,770	—

Total Receivables	236,432	—

Total Assets	$55,631,142	$70,543,729

Net Assets Available for Benefits at Fair Value	$55,631,142	$70,543,729

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	491,275	489,835

Net Assets Available for Benefits	$56,122,417	$71,033,564

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Capital Appreciation Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	2008	2007

Investment (Loss) Income:
Net (depreciation) appreciation in fair value of investments	$(14,557,555)	$204,631
Net appreciation in contract value of investments	531,199	659,665
Dividend and interest income	975,314	3,042,847
Interest, participant loans	172,951	172,453

Total Investment (Loss) Income	(12,878,091)	4,079,596

Transfer out — to the Washington Gas Light Company Savings Plan	—	(720,184)

Contributions:
Employee	3,010,012	2,798,773
Employer	738,172	781,284

Total Contributions	3,748,184	3,580,057

Deductions:
Benefits paid	(5,761,103)	(4,914,158)
Fees	(20,137)	(52,964)

Total Deductions	(5,781,240)	(4,967,122)

Net (Decrease) Increase in Net Assets	(14,911,147)	1,972,347

Net Assets Available for Benefits:
Beginning of Year	71,033,564	69,061,217

End of Year	$56,122,417	$71,033,564

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Capital Appreciation Plan
Notes to Financial Statements
Note 1—Description of the Capital Appreciation Plan
The following description of the Washington Gas Light Company Capital Appreciation Plan (“Plan” or “Capital Appreciation Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all union-eligible employees of Washington Gas Light Company (“Company”) and certain of its affiliates. Employees are eligible to participate in the Plan on the date they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Capital Appreciation Plan is administered by the Vice President — Human Resources and Organizational Development, and the Vice President and Chief Financial Officer of the Company. Effective January 18, 2005, the Plan Administrators appointed ING (formerly known as CitiStreet LLC) as the service provider and recordkeeper (“Recordkeeper”) for the Plan, and State Street Bank and Trust Company as the trustee (“Trustee”) for the Plan.
Contributions
The Capital Appreciation Plan permits employees to contribute on both an after-tax and pre-tax basis. Under the pre-tax provision of the Capital Appreciation Plan, employees can elect to contribute a portion of their pre-tax base compensation, as defined by the Plan, up to Internal Revenue Service ( “IRS”) limits. The Company contributes as a pre-tax matching contribution the following percentages: Office and Professional Employees International Union-Local 2 — 100% of the first 3% of compensation contributed; Teamsters Local 96 — 100% of the first 1.75% of compensation contributed; Shenandoah Gas — 100% of the first 1.75% contributed; Frederick Gas (IBEW Production & Maintenance) — 75% of the first 5% of compensation contributed; Frederick Gas (IBEW Clerical) — 75% of the first 5% of compensation contributed; and Hampshire Gas — 100% of the first 1.75% of compensation contributed. Employees who are age 50 or older were allowed to contribute an additional $5,000 in 2008 and 2007 on a pre-tax basis as a “catch-up” contribution in excess of the maximum 401(k) contributions of $15,500 in 2008 and 2007; however, there is no employer match for “catch-up” contributions.
Under the after-tax provision of the Capital Appreciation Plan, employees may contribute up to 10% of base compensation on an after-tax basis. There is no employer match for these contributions.
Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the IRS dollar limits described above.
Employees hired after January 1, 2001 are automatically enrolled in the Capital Appreciation Plan within 40 days of employment at a pre-tax contribution of 1% of the employee’s base compensation. The employee may opt-out of plan participation by following the procedures of the Plan Sponsor to notify the Recordkeeper.
The Capital Appreciation Plan allows employees to make rollover contributions of funds from other

Washington Gas Light Company Capital Appreciation Plan
Notes to Financial Statements
Note 1—Description of the Capital Appreciation Plan (continued)
similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the Internal Revenue Code (“IRC”).
Vesting
Participants are 100% vested at all times in the amounts credited to their accounts.
Participant Accounts
A separate account is maintained for each participant in the Capital Appreciation Plan. Each participant’s account is properly adjusted for the participant’s contributions, the Company’s matching contribution, participant withdrawals, and an allocation of the earnings or losses on investments and other investment income. The Recordkeeper maintains participants’ accounts, records contributions, and performs the allocations to the participants in accordance with the Plan document.
Investments
Participants direct the investment of their accounts into various investment options offered by the Plan. If an employee does not make an affirmative investment election, the contributions are deposited in an investment fund that is designated in the Plan document. The participant can transfer these contributions to another available plan investment at any time. The Plan currently offers a common stock fund, registered investment companies (mutual funds), common/collective trust funds and a stable value fund as investment options for participants.
Distributions
When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee’s beneficiary where termination is due to death) is eligible to receive 100% of his/her account balance as of the latest valuation date. The employee (or employee’s beneficiary) may elect to receive the distribution in either a lump-sum or annual payments not to exceed ten years or such longer period as may be permitted by the required minimum distribution rules. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee’s beneficiary) is eligible to receive 100% of his/her account balance as of the latest valuation date as a lump-sum distribution.
In-Service Withdrawals
Participants can make withdrawals of after-tax and rollover contributions and earnings on those contributions not more than once a Plan year. Participants can make withdrawals of pre-tax contributions and earnings on those contributions after attaining age 59-1/2 not more than once a Plan year.
Loans
Employees may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s pre-tax, “catch-up”, and Company match

Washington Gas Light Company Capital Appreciation Plan
Notes to Financial Statements
Note 1—Description of the Capital Appreciation Plan (continued)
contributions. The loan feature provides additional liquidity to participants. Repayment of loans, including applied interest, are done via payroll deduction and cannot exceed five years with the exception of loans for the purchase of the participant’s principal residence, in which case the repayment period cannot exceed 25 years. The loans are secured by the balance in the participant’s Plan account, and effective January 1, 2008, the loans bear an interest rate of one percent above the prime rate published by the Wall Street Journal on the last business day of the prior calendar quarter. If repayment is not made by a participant within 90 days of a missed payment, the loan is considered in default and could be treated as a taxable distribution to the participant. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as the participant loans receivable.
Amendment or Termination
The Capital Appreciation Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Plan document.
Note 2—Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
In conformity with accounting principles generally accepted in the United States, the Plan Administrators make estimates and assumptions in the preparation of the Plan’s financial statements that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Plan also adopted certain other standards related to SFAS No. 157. Refer to Note 7 for disclosures provided for fair value measurements of plan investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.
Management fees and operating expenses charged to the Plan for investments in registered investment companies and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected in the financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Washington Gas Light Company Capital Appreciation Plan
Notes to Financial Statements
Note 2—Significant Accounting Policies (continued)
Reporting of Investment Contracts — (Blended Stable Value Fund)
Beginning on July 15, 2008, the new stable value investment option for the Capital Appreciation Plan is the Blended Stable Value Fund. It is initially a blend of the State Street Global Advisors Principal Accumulation Return Fund (“SSgA PAR Fund”) and the Wells Fargo Stable Return Fund.
Participants’ investments in the SSgA PAR Fund at July 15, 2008 were being transferred to the Wells Fargo Stable Return Fund over a twelve-month period, as provided by the contract between the Plan and State Street Global Advisors. The twelve-month transition period is designed to protect the value of participants’ investments, which could be adversely affected by the early liquidation of fixed-term investments.
The Wells Fargo Stable Return Fund’s relative portion of the Blended Stable Value Fund increases each month as investments are transferred from the SSgA PAR Fund and new contributions are made. After the transfers from the SSgA PAR Fund are completed, the Blended Stable Value Fund will be 100 percent invested in the Wells Fargo Stable Return Fund.
The Blended Stable Value Fund invests in high quality investment contracts issued by insurance companies, banks and other financial institutions, as well as short-term investment products. As required by Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Distributions
Distributions are recorded when checks are drawn and delivered to participants.
Administrative Expenses
The Company pays substantially all administrative expenses of the Capital Appreciation Plan, except for investment-related expenses which are paid by the Plan.
Note 3—Prior Year Presentation
The format of the prior year presentation was changed to conform to the current year presentation. Certain line items were changed, but these changes did not result in a change to “Net assets available for benefits.”

Washington Gas Light Company Capital Appreciation Plan
Notes to Financial Statements
Note 4—Tax Status
The Capital Appreciation Plan obtained its latest determination letter on March 5, 2003, in which the IRS stated that the Plan, as amended and restated effective January 1, 2001, is in compliance with applicable requirements under the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrators and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable qualification requirements of the IRC. Thus, no provision for income taxes has been included in the financial statements.
Note 5—Plan Amendments
The Plan was amended and restated effective January 1, 2008 in order to make certain technical changes to the Plan. The Plan adopted an amendment on December 16, 2008. This amendment provides a provision for supplemental employer contributions for new hires in certain bargaining units, effective January 1, 2009. See Note 11 for more details about this change. In addition, the amendment provides for changes in several of the investment options offered under the Plan, effective November 25, 2008.
Note 6—Investments
The Capital Appreciation Plan’s investments are held by the Trustee. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007

American Funds Growth Fund of America	$8,262,014	$14,558,229
Fidelity Advisors Diversified International Fund	—	4,299,738
SSgA Aggressive Strategic Balanced Fund a/	—	4,903,866
SSgA PAR Fund a/ b/	—	13,789,600
Blended Stable Value Fund a/ b/	15,013,671	—
Van Kampen Growth & Income Fund	6,167,387	10,593,822
WGL Holdings, Inc Common Stock Fund a/	11,379,688	11,016,824
Participant Loans Receivable	2,909,775	—

a/	Party-in-interest (see Note 9).

b/	At contract value (see Note 2).
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Washington Gas Light Company Capital Appreciation Plan
Notes to Financial Statements
Note 6—Investments (continued)

	2008	2007

Net (depreciation) appreciation in fair value of:
Registered investment companies	$(11,881,189)	$(395,191)
Common/collective trust funds	(2,748,452)	539,107
WGL Holdings, Inc Common Stock Fund *	72,086	60,715

Total	$(14,557,555)	$204,631

Net appreciation in contract value of:
Blended Stable Value Fund *	$531,199	$—
SSgA PAR Fund *	—	659,665

Total	$531,199	$659,665

*	Party-in-interest (see Note 9).
Note 7—Fair Value Measurements
On January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 establishes a framework for measuring the fair value of financial assets and liabilities. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

Washington Gas Light Company Capital Appreciation Plan
Notes to Financial Statements
Note 7—Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total

Registered investment companies	$19,392,951	$—	$—	$19,392,951
Common/collective trust funds	—	7,189,900	—	7,189,900
Blended Stable Value Fund	—	14,522,396	—	14,522,396
WGL Holdings, Inc. Common Stock Fund	—	11,379,688	—	11,379,688
Participant loans receivable	—	—	2,909,775	2,909,775

Total investments, at fair value	$19,392,951	$33,091,984	$2,909,775	$55,394,710

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Registered investment companies: Valued at the quoted net asset value on the last trading date of the year.
Common/collective trust funds: Valued by the issuer of the common/collective trust funds based on the value of each of the underlying investments, less any applicable fees charged by the Recordkeeper. The underlying investments are valued by the issuer using quoted market prices on active exchanges or, if unavailable, primarily using quoted market prices from independent pricing services and broker dealers.
Blended Stable Value Fund: Valued by the issuer of the SSgA PAR Fund and the Wells Fargo Stable Return Fund based on the value of each of the underlying investments, less any applicable fees charged by the Recordkeeper. Investments in insurance contracts are valued at contract value, which is equal to the principal balance plus accrued interest, and are then adjusted to fair value based on current market yields, as well as other valuation techniques. Fixed income investments are valued at amortized cost which approximate fair value. All other underlying investments are valued by the issuer using quoted market prices on active exchanges, where applicable, or a method that approximates fair value.
WGL Holdings, Inc. Common Stock Fund: Valued based on the quoted market price of the common shares of WGL Holdings, Inc. on the last trading date of the year, plus the cash equivalent investments held in the short-term investment fund.
Participant loans receivable: Valued at carrying value, which approximates fair value. Carrying value is equal to the outstanding principal balance, plus any accrued, but unpaid interest.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Washington Gas Light Company Capital Appreciation Plan
Notes to Financial Statements
Note 7—Fair Value Measurements (continued)

Level 3 Assets Participant Loans Receivable

Balance as of January 1, 2008	$2,830,841
Issuances (repayments) and other, net	78,934

Balance as of December 31, 2008	$2,909,775

Note 8—Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 9—Related-Party Transactions
Certain Plan investments are units of mutual funds and other types of securities managed by State Street Global Advisors, the investment management division of State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, as the Plan holds investments in the common stock of WGL Holdings, Inc., these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
Note 10— Recent Accounting Pronouncements
In May 2008, the Financial Accounting Standards Board issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, which identifies the source of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with GAAP. The adoption of SFAS 162 is not expected to have a material impact on the Plan’s financial statements.
Note 11—Subsequent Event
Teamsters Local 96 and OPEIU employees who are first hired on or after January 1, 2009, will receive an Employer Supplemental Contribution in an amount set out in the most current collective bargaining agreement. Such amount will be 3% of compensation from January 1, 2009 through December 31, 2010, and 4% of compensation from January 1, 2011 through June

Washington Gas Light Company Capital Appreciation Plan
Notes to Financial Statements
Note 11—Subsequent Event (continued)
1, 2012 for Teamsters Local 96 new hires, and 3% of compensation from January 1, 2009 through December 31, 2009, and 4% of compensation from January 1, 2010 through March 31, 2011 for OPEIU new hires.

Washington Gas Light Company Capital Appreciation Plan
Supplemental Schedule
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008
EIN: 53-0162882
Plan No: 004

	Name of Issuer	Type of Investment	Current Value
	American Funds Growth Fund of America	Registered Investment Company	$8,262,014
	CRM Small/Mid Cap Value Institiutional Fund	Registered Investment Company	822,071
	MFS International Growth Fund	Registered Investment Company	1,125,135
	PIMCO Total Return Fund	Registered Investment Company	1,328,893
	Templeton Institutional Foreign Equity Fund	Registered Investment Company	1,135,868
	Van Kampen Growth & Income Fund	Registered Investment Company	6,167,387
	Wells Fargo Advantage Discovery Fund	Registered Investment Company	551,583
	JPMorgan SmartRetirement Income Fund	Common/Collective Trust	365,164
	JPMorgan SmartRetirement 2010 Fund	Common/Collective Trust	679,686
	JPMorgan SmartRetirement 2015 Fund	Common/Collective Trust	1,045,132
	JPMorgan SmartRetirement 2020 Fund	Common/Collective Trust	1,655,389
	JPMorgan SmartRetirement 2025 Fund	Common/Collective Trust	956,337
	JPMorgan SmartRetirement 2030 Fund	Common/Collective Trust	836,041
	JPMorgan SmartRetirement 2035 Fund	Common/Collective Trust	258,054
	JPMorgan SmartRetirement 2040 Fund	Common/Collective Trust	103,884
	JPMorgan SmartRetirement 2045 Fund	Common/Collective Trust	51,428
	JPMorgan SmartRetirement 2050 Fund	Common/Collective Trust	49,314
a/	SSgA S&P 500 Index Fund	Common/Collective Trust	1,189,471
a/ b/	Blended Stable Value Fund	Common/Collective Trust	15,013,671
a/	WGL Holdings, Inc. Common Stock Fund	Common Stock Fund	11,379,688
	Participant Loans Receivable	Participant loans with interest rates
		ranging from 4.75% to 8.32%	2,909,775

	Total		$55,885,985

a/ —	Denotes Party-in-Interest

b/ —	Contract Value

Washington Gas Light Company Capital Appreciation Plan
Signatures
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
Date: June 29, 2009	/s/ Vincent L. Ammann, Jr.
Vincent L. Ammann, Jr. (Plan Administrator)
Vice President and Chief Financial Officer Washington Gas Light Company

Date: June 29, 2009	/s/ William Zeigler, Jr.
William Zeigler, Jr. (Plan Administrator)
Vice President, Human Resources and Organizational Development Washington Gas Light Company